

August 5, 2011

Via E-mail
Mr. Robert B. Lee
Chief Financial Officer
PRGX Global, Inc.
600 Galleria Parkway, Suite 100
Atlanta, GA 30339-5986

> **RE:** **PRGX Global, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2011**
> **File No. 000-28000**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Business, page 1

1. In future filings, please provide the following information in accordance with Items 101(b) and 101(d) of Regulation S-K, respectively:
   * revenues from external customers, a measure of profit or loss, and total assets for each industry segment for each of the last three fiscal years or an appropriate cross-reference to this information if it is included elsewhere in the filing; and
   * the financial information relating to geographic areas or an appropriate cross-reference to this information if it is included elsewhere in the filing.

2. On page 7, we note that you invest in certain technology initiatives. In future filings, please disclose, if material, the estimated amount spent during each of the last three fiscal years on company-sponsored research and development activities. Refer to Item 101(c)(1)(xi) of Regulation S-K.

3. We note your discussion of proprietary rights on page 7. In future filings, please disclose the importance of your intellectual property rights to each industry segment and disclose the duration and effect of your intellectual property rights. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 24

4. Please expand your disclosure to more fully discuss the causes for any material changes from period to period that had a material effect on your financial condition and results of operation. When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, while you provide generalized disclosure relating to the unfavorable economic conditions, competitive rate pressures, servicing fewer clients, and client development of their own audit capabilities as a substitute for your services, it is unclear how and to what degree these events impacted total revenues in 2010 for the Recovery Audit Services-Americas segment. In future filings, please revise your MD&A accordingly to separately quantify and describe the specific reasons for material fluctuations between all periods presented wherever possible.

Exhibits, page 73

5. We note that you incorporate the Revolving Credit and Term Loan Agreement, Exhibit 10.29, by reference to a previously filed Exchange Act filing. However, it does not appear that you have filed the exhibits to this agreement when you initially filed it. If these exhibits have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file the full credit agreement, including all schedules and exhibits.

Exhibits 31.1 and 31.2 – Section 302 Certifications

6. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should include the phrase "(or persons performing the equivalent functions)" in paragraph 5. This comment also applies to Exhibits 31.1 and 31.2 in your Form 10-Q for the fiscal quarter ended March 31, 2011.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Stock Ownership Guidelines, page 14</u>

7. In future filings, please disclose whether your directors are in compliance with your stock ownership guidelines.

<u>Compensation Discussion and Analysis, page 19</u>

8. Throughout your disclosure in this section, it appears that you benchmark certain elements and groups of elements of compensation for named executive officers in general and for specific named executive officers. For example, we note your statements on page 19 that your compensation committee has positioned base salaries and total cash compensation near the 50th percentile of your peer group and total direct compensation between the 50th and 75th percentiles of the peer group. Additionally, we note on page 21 that your compensation committee targeted Mr. Bahl's base salary, annual target performance bonus, and long-term equity compensation at the 75th percentile of the peer group. In all instances where you benchmark an element or group of elements of compensation, please revise in future filings to disclose where actual compensation fell as compared to the benchmark and, if applicable, explain why actual compensation fell above or below the benchmark. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like. For additional guidance, please refer to Compliance and Disclosure Interpretations – Regulation S-K, Question 118.05, available in the Corporation Finance section of our website.

<u>Cash Bonus – 2010 Performance Bonus Plan, page 24</u>

9. While we note that you did not pay annual performance bonuses under the Bonus Plan since the company did not achieve the minimum adjusted EBITDA goal, we note that 30 percent of the performance bonuses were to be determined based on each named executive officer's achievement of his or her individual performance goals. In future filings, for each named executive officer, please describe the elements of individual performance and contribution that are taken into account when making this determination. Refer to Item 402(b)(2)(vii) of Regulation S-K.

<u>Long-Term Equity Incentive Compensation, page 25</u>

10. We note your disclosure in this section and on page 23 regarding the grant rate methodology used to award restricted stock and options. In future filings, please explain in more detail how you determined the actual amounts of restricted stock and options to award the CEO and the other named executive officers. Refer to Item 402(b)(1)(v) of Regulation S-K. For example, on page 23, we note that the compensation committee considered the CEO's recommendation and other relevant information when determining the amount of the equity grants to award to the named executive officers other than the

CEO. In future filings, please discuss these other relevant factors that the compensation committee considered. We further note on page 23 that you designed the restricted stock and option awards to deliver a certain target value to the named executive officers if and when the company's share price appreciates to a projected price based on the company's execution of its strategic plan. In future filings, please disclose the target value for each named executive officer. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Certain Transactions, page 41

11. In future filings, please include a statement of whether your related party policies and procedures are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235, or in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief